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Exhibit 99.2

Management's Discussion and Analysis of Results of Operations and Financial Position

For the three-month period and year ended December 31, 2011

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three-month period and year ended December 31, 2011. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2011, which are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This MD&A is prepared as at March 9, 2012. Additional information relating to MID for 2011 can be obtained from the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

OVERVIEW

MID is engaged in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio (the "Real Estate Business" or the "Business") leased primarily to the automotive operating subsidiaries of Magna International Inc. (together "Magna").

Prior to July 1, 2011, MID also owned racing and gaming operations which operated four thoroughbred racetracks located in the U.S. including a casino with alternative gaming machines, as well as the simulcast wagering venues at these tracks (the "Racing & Gaming Business"). Following the close of business on June 30, 2011, the Racing & Gaming Business and substantially all of the Business' lands held for development were transferred to entities owned by Mr. Frank Stronach and his family (the "Stronach Shareholder") in consideration for the elimination of MID's dual class share capital structure through which the Stronach Shareholder controlled MID. The transaction was completed through a court-approved plan of arrangement (the "Arrangement") (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement").

Segmented Information and Discontinued Operations

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations have historically been segmented between the Business (continuing operations) and the Racing & Gaming Business (discontinued operations). As a result of the Arrangement, the financial position and results of operations of the assets transferred to the Stronach Shareholder including the Racing & Gaming Business, as well as those related to lands held for development, a property located in the United States and an income producing property located in Canada (the assets and business transferred to the Stronach Shareholder pursuant to the Arrangement are collectively referred to as, the "Arrangement Transferred Assets & Business"), have been presented as discontinued operations and, as such, have been excluded from continuing operations. Accordingly, in the accompanying consolidated financial statements, the Company's single reportable segment pertains to the Company's income producing properties.

REAL ESTATE BUSINESS — CONTINUING OPERATIONS

OVERVIEW

The real estate assets of our Business are comprised of income-producing properties and properties under development (see "REAL ESTATE BUSINESS — RENTAL PORTFOLIO — Real Estate Properties"). Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The Company holds a global portfolio of 105 income-producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and

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Poland. This portfolio represents approximately 27.9 million square feet of leaseable area with a net book value of approximately $1.1 billion at December 31, 2011. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

SIGNIFICANT MATTERS

Strategic Plan

On October 25, 2011, the Company announced that it had completed its previously announced strategic review process and that its Board of Directors (the "Board") unanimously approved a strategic plan that encompasses the following major elements and objectives:

  a)
  Convert MID from a Canadian corporation to a Canadian Real Estate Investment Trust ("REIT"). The conversion to a REIT will require shareholder and court approval, and satisfaction of certain regulatory requirements and other conditions. None of the other elements of the strategic plan are contingent upon the REIT conversion.

    The Company has commenced the process of preparing to convert to a REIT. Management, in conjunction with legal, tax and other advisors have prepared a plan to facilitate the conversion and are reviewing and implementing the steps required to achieve the REIT status. Based on the professional advice received and assuming the Company obtains the necessary approvals and consents as well as meets the stipulated requirements including the prescribed shareholder residency thresholds, it is currently anticipated that the Company will convert to a REIT on or about January 1, 2013.

  b)
  Increase the Company's quarterly dividend to $0.50 per share to reflect a targeted annualized dividend of $2.00 per share.

    Pursuant to this change in dividend policy, the Company commenced declaring increased quarterly dividends in October 2011. A second quarterly dividend of $0.50 per share for the fourth quarter of 2011 was declared on March 9, 2012.

  c)
  Fortify MID's relationship with Magna by selectively investing in MID properties and opportunistically growing with Magna in new strategic locations. The Company anticipates growth opportunities with Magna including expansion of certain facilities currently owned by MID as well as the construction of new facilities.

    The Company and Magna are reviewing approximately $31.4 million of potential expansion or improvement projects that may begin to be undertaken in 2012.

  d)
  Diversify by significantly increasing the lease revenue derived from new industrial tenants and reducing the proportion of capital invested in Magna properties to less than 50% within approximately three years. The planned diversification is global in nature, targeting favourable tax jurisdictions and focusing on acquiring manufacturing and industrial buildings leased to tenants outside the automotive sector. MID plans to be price disciplined in its acquisition approach and also intends to explore strategic partnerships with counterparties that can provide local capital, market intelligence and commercial opportunities.

    To support this initiative, in the first quarter of 2012, the Company added resources including the appointment of John DeAragon as Executive Vice President, Real Estate Investment. Mr. DeAragon will oversee MID's investment activities (acquisitions and dispositions) for the Company's real estate diversification strategy. As a member of the senior management team, he will also be involved in the overall integration and alignment of our diversified investments with the activities of our existing and future Magna tenanted properties.

  e)
  Increase leverage to 40% to 50% of total capital. By increasing financial leverage to 40% to 50% of total capital, the Company believes it can benefit from a lower blended cost of capital, provide some natural hedging against currency fluctuations, and efficiently pursue its accretive diversification strategy.

MI Developments Inc. 2011 3

    On February 7, 2012, the Company entered into an unsecured senior revolving credit facility in the amount of Cdn. $50.0 million that is available by way of U.S. dollar, Canadian dollar or euro denominated loans or letters of credit (the "MID New Credit Facility") and matures on February 7, 2014. However, the Company has the option to request an extension of the maturity date by one year to February 7, 2015. The MID New Credit Facility provides the Company with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to Cdn. $25.0 million with the consent of the lenders participating. The Company will evaluate the need to increase or obtain additional capital as investment activities develop and opportunities arise.

Currency Change for Financial Reporting and Dividends

In conjunction with the Company's anticipated conversion to a Canadian REIT and in light of the Company's shareholder base having become greater than 50% Canadian and to mitigate the impact of foreign exchange on the Company's reported results, MID will change its reporting currency from U.S. dollars to Canadian dollars in the first quarter of 2012. However, the Company will continue to report in accordance with U.S. GAAP for fiscal 2012 but is considering converting to International Financial Reporting Standards in future years. As at and for the year ended December 31, 2011, approximately 35% of MID's income producing properties, 34% of annualized lease payments, 89% of general and administrative expenses and all of the common shares, debenture principal and interest are denominated in Canadian dollars, whereas less than 25% of its assets, revenue and expenses were U.S. dollar denominated. With the change in reporting currency, the Company will also change the dividends declared after March 9, 2012 from U.S. to Canadian dollars. In addition, dividend payments will only be made in Canadian dollars.

Normal Course Issuer Bid

On November 25, 2011, the Toronto Stock Exchange ("TSX") accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB") to purchase up to 3,998,589 Common Shares, representing approximately 10% of the public float and approximately 8.5% of the issued and outstanding Common Shares. Pursuant to the NCIB, MID may purchase Common Shares through the facilities of the TSX, the New York Stock Exchange and any alternative trading system in Canada. The NCIB will terminate on the earlier of the date on which the maximum purchases allowed have been completed or November 28, 2012. Purchases of Common Shares are made at the market price at the time of purchase and all Common Shares purchased will be cancelled. As at December 31, 2011, no Common Shares had been acquired under the NCIB.

FOREIGN CURRENCIES

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At December 31, 2011, approximately 75% of the Business' rental revenues are denominated in currencies other than the U.S. dollar (see "REAL ESTATE BUSINESS — RENTAL PORTFOLIO — Annualized Lease Payments"). As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on the Business' results.

The following table reflects the changes in the average exchange rates during the three-month periods and years ended December 31, 2011 and 2010, as well as the exchange rates as at December 31, 2011,

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September 30, 2011 and December 31, 2010, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average Exchange Rates Three Months Ended December 31,				Average Exchange Rates Years Ended December 31,
	2011	2010	Change		2011	2010	Change
1 Canadian dollar equals U.S. dollars	0.977	0.987	(1%	)	1.011	0.971	4%
1 euro equals U.S. dollars	1.348	1.359	(1%	)	1.392	1.327	5%

	Exchange Rates as at
	December 31, 2011	September 30, 2011	December 31, 2010	Change from September 30, 2011		Change from December 31, 2010
1 Canadian dollar equals U.S. dollars	0.983	0.963	1.005	2%		(2%	)
1 euro equals U.S. dollars	1.297	1.345	1.339	(4%	)	(3%	)

The results of operations and financial position of all Canadian and most European operations are translated into U.S. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

RENTAL PORTFOLIO

Annualized Lease Payments

Annualized lease payments represent the total annual rent of the Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "REAL ESTATE BUSINESS — FOREIGN CURRENCIES"). The Company's annualized lease payments as at December 31, 2011 including the change from September 30, 2011 or December 31, 2010, are as follows:

	Three Months Ended	Year Ended
Annualized lease payments, beginning of period	$179.6	$176.8
Contractual rent adjustments	0.2	3.1
Completed projects on stream	1.5	3.6
Renewals and re-leasing of income-producing properties	(0.1)	0.8
Income producing property transferred under Arrangement	—	(0.5)
Effect of changes in foreign currency exchange rates	(1.4)	(4.0)

Annualized lease payments, as at December 31, 2011	$179.8	$179.8

During the fourth quarter of 2011, annualized lease payments increased by $0.2 million from $179.6 million at September 30, 2011 to $179.8 million at December 31, 2011. Contractual rent adjustments increased annualized lease payments by $0.2 million, primarily due to Consumer Price Index ("CPI") based increases on properties representing 0.6 million square feet of leaseable area. The completion of expansion projects in Austria, Germany, the United States and Mexico increased annualized lease payments by $1.5 million. A lease renewal to a Magna tenant representing 0.1 million square feet of leaseable area reduced annualized lease payments by $0.1 million as this income-producing property was re-leased at a lower negotiated rental rate

MI Developments Inc. 2011 5

than the expiring lease rate. The weakening of the euro against the U.S. dollar, partially offset by the strengthening of the Canadian dollar against the U.S. dollar, reduced annualized lease payments by $1.4 million.

On a year-to-date basis, annualized lease payments increased by $3.0 million, or 1.7%, from $176.8 million at December 31, 2010 to $179.8 million at December 31, 2011. Contractual rent adjustments increased annualized lease payments by $3.1 million, including $2.9 million from CPI based increases on properties representing 11.5 million square feet of leaseable area and $0.2 million from fixed contractual adjustments on properties representing 0.2 million square feet of leaseable area. Completed projects, related to the expansion projects in Austria, Germany, the United States and Mexico, which came on stream during 2011, also increased annualized lease payments by $3.6 million. Renewals and re-leasing of income-producing properties increased annualized lease payments by net $0.8 million. The leasing of a 0.3 million square foot property in Canada to a non-Magna tenant increased annualized lease payments by $1.6 million. This increase was partially offset by lease renewals of $0.8 million relating to five properties leased to Magna, four in Canada and one in the U.S., representing an aggregate of 0.5 million square feet of leaseable area as these income producing properties were re-leased at lower negotiated rental rates than the expiring lease rate. Annualized lease payments were also negatively impacted by $0.5 million from the disposition of an income producing property located in Canada pursuant to the Arrangement. The weakening of the euro and the Canadian dollar against the U.S. dollar reduced annualized lease payments by $4.0 million for the year ended December 31, 2011.

The annualized lease payments by currency at December 31, 2011 and 2010 were as follows:

	December 31, 2011		December 31, 2010
Euro	$73.4	41%	$70.9	40%
Canadian dollar	60.6	34	60.5	34
U.S. dollar	44.1	24	43.8	25
Other	1.7	1	1.6	1

	$179.8	100%	$176.8	100%

Lease Expiration

The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2011.

	Vacant	2012	2013	2014	2015	2016	2017	2018 & Beyond	Total
Canada	390	533	1,146	—	531	368	3,301	1,688	7,957
U.S.	—	171	1,683	72	213	—	428	2,939	5,506
Mexico	143	—	714	—	68	—	1,097	382	2,404
Austria	—	—	440	—	81	299	5,674	1,499	7,993
Germany	—	—	1,835	—	—	29	—	1,398	3,262
Other	—	—	373	75	—	—	33	254	735

Total	533	704	6,191	147	893	696	10,533	8,160	27,857

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Real Estate Properties

The Company's real estate assets are comprised of income-producing properties and properties under development. The net book values of the real estate assets are as follows:

	December 31, 2011	December 31, 2010
Income-producing real estate properties	$1,133.0	$1,164.0
Properties under development	2.5	10.3

Real estate properties, net	$1,135.5	$1,174.3

Income-Producing Properties:

At December 31, 2011, the Company had 105 income-producing properties, representing approximately 27.9 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and leased by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria. The book value of the income-producing portfolio by country as at December 31, 2011 was as follows:

	Book Value	Percent of Total
Canada	$400.8	35%
Austria	301.8	27
U.S.	211.6	19
Germany	117.5	10
Mexico	66.8	6
Other countries	34.5	3

	$1,133.0	100%

Properties Under Development:

At December 31, 2011, the Business had three improvement projects in Canada with the Magna group and the completion of an improvement project for a non-Magna tenant in Canada. The total cost of these improvement projects is approximately $9.0 million, of which $2.5 million was spent at December 31, 2011, with the remainder expected to be funded from cash from operations.

Properties Held for Development:

Pursuant to the Arrangement, substantially all of the Company's lands held for development were transferred to the Stronach Shareholder following the close of business on June 30, 2011. MID retained an option to purchase certain of these lands at fair value to the extent they are utilized for Magna facility expansions. At December 31, 2010, the properties held for development have been presented in discontinued operations in the accompanying consolidated balance sheet.

BUSINESS AND OPERATIONS OF MAGNA, OUR PRINCIPAL TENANT

Magna is the tenant of all but 15 of the Company's income-producing properties. Magna is one of the world's most diversified global automotive suppliers. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems,

MI Developments Inc. 2011 7

powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

The terms of the Company's lease arrangements with Magna generally provide for the following:

•
leases on a net basis, under which tenants are contractually obligated to pay directly or reimburse the Company for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
in many cases, tenant's right of first refusal on sale of property.

Our Relationship with Magna

For the three-month period and year ended December 31, 2011, Magna contributed approximately 97% of the Company's rental revenues and Magna continues to be our principal tenant. Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 105 properties totalling approximately 27.9 million square feet of leaseable area at December 31, 2011.

The Company's previously announced strategic plan includes fortifying the relationship with Magna by selectively investing in MID properties and opportunistically growing with Magna in new strategic locations. It also includes diversifying by increasing the lease revenue derived from new industrial tenants and reducing the proportion of capital invested in Magna properties (see "REAL ESTATE BUSINESS — SIGNIFICANT MATTERS — Strategic Plan"). For the year ended December 31, 2011, MID has invested $40.6 million (2010 — $14.2 million) in properties where Magna is the tenant. Incremental annual lease payments for these investments are expected to total $3.6 million.

Automotive Industry Trends and Magna Plant Rationalization Strategy

Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers and the per vehicle content Magna has in the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect Magna's success, including such things as relative currency values, commodity prices, price reduction pressures from Magna's customers, the financial condition of Magna's supply base and competition from manufacturers with operations in low cost countries, are discussed later in "Risks and Uncertainties".

These trends and the challenging environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Given these trends, there is a risk that Magna may take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities which are leased from MID and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

At December 31, 2011, Magna's plant rationalization strategy includes 11 facilities under lease from the Company (two in Canada, seven in the United States and two in Germany) with an aggregate net book value of $33.1 million after reflecting an impairment charge to one of the German properties. These 11 facilities represent 1.6 million square feet of leaseable area with annualized lease payments of approximately $6.4 million, or 3.6% of MID's annualized lease payments at December 31, 2011. The weighted average lease term to expiry (based on leaseable area) of these properties at December 31, 2011, disregarding renewal

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options, is approximately 3.7 years. MID management expects that given Magna's publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may further rationalize facilities. Magna continues to be bound by the terms of the lease agreements for these leased properties regardless of its plant rationalization strategy. However, given our stated objectives to fortify the relationship with Magna, MID management is committed to work proactively with Magna's management to evaluate various options that are financially viable for MID and provide Magna with the flexibility it requires to operate its automotive business.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011 — CONTINUING OPERATIONS

The results of operations of the Business for the three-month periods ended December 31, 2011 and 2010 as discussed in this MD&A from continuing operations include those from the income-producing property portfolio.

	Three Months Ended December 31,
(in millions, except per share information)
	2011	2010	Change
Statement of Income (Loss)
Rental revenues	$45.3	$43.6	4%
Property operating costs	0.6	0.9	(33%	)
General and administrative	9.6	14.4	(33%	)
Depreciation and amortization	10.7	10.5	2%
Interest expense and other financing costs, net	4.0	4.9	(18%	)
Foreign exchange losses (gains)	(0.2)	0.4	(150%	)
Write-down of long-lived assets	16.3	—	NM

Operating income	4.3	12.5	(66%	)
Other gains, net	—	0.1	NM

Income before income taxes	4.3	12.6	(66%	)
Income tax expense	0.8	13.7	(94%	)

Income (loss) from continuing operations	$3.5	$(1.1)	NM

FFO	14.3	9.4	52%
Diluted FFO per share	$0.30	$0.20	50%

Cash Flows
Income (loss) from continuing operations	$3.5	$(1.1)	NM
Items not involving current cash flows	25.9	13.3	95%
Changes in non-cash working capital balances	(9.0)	10.7	(184%	)

Cash provided by operating activities	20.4	22.9	(11%	)
Capital expenditures	(10.8)	(2.7)	300%
Cash used in other investing activities	—	(0.1)	NM
Cash used in financing activities	(23.1)	(24.5)	6%

NM — Not meaningful

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Rental Revenue

Rental revenues for the three-month period ended December 31, 2011 increased $1.7 million to $45.3 million from $43.6 million in the prior year period. The change in rental revenues is discussed below:

Rental revenue, three months ended December 31, 2010	$43.6
Contractual rent increases	0.8
Completed projects on-stream	0.8
Renewals and re-leasing of income-producing properties	0.3
Effect of changes in foreign currency exchange rates	(0.3)
Other, including straight-line adjustments of rental revenue	0.1

Rental revenue, three months ended December 31, 2011	$45.3

The $0.8 million increase in revenue from contractual rent adjustments includes (i) $0.5 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2010 and 2011 on properties representing 5.0 million square feet of leaseable area, (ii) $0.2 million from annual CPI based increases implemented in 2011 on properties representing 6.4 million square feet of leaseable area and (iii) $0.1 million from fixed contractual adjustments on properties representing 0.3 million square feet of leaseable area.

Completed projects on-stream contributed $0.8 million to rental revenue for the fourth quarter of 2011. The completion of two Magna expansion projects in Austria and Germany during the second quarter of 2011, which added a combined 0.1 million square feet of leaseable area, increased revenue by $0.2 million. The completion of two Magna expansion projects in Austria and Germany during the third quarter of 2011, which added a combined 0.2 million square feet of leaseable area, increased revenue by $0.3 million. The completion of six Magna expansion projects in Austria, Germany, Mexico and the United States during the fourth quarter of 2011, which added an aggregate of 0.1 million square feet of leaseable area respectively, increased revenue by $0.3 million.

Renewals and re-leasing of income-producing properties increased rental revenues by $0.3 million on a net basis. Renewals had a $0.2 million negative impact on rental revenues while re-leasing had a $0.5 million positive impact on revenues compared to the prior year period. In 2010 and 2011, the renewals of five Magna leases in Canada and the United States were negotiated. These renewals, representing an aggregate of 0.5 million square feet of leasable area, were negotiated at lower rental rates than the expiring lease rates thereby reducing revenues by $0.2 million in the fourth quarter of 2011 as compared to the prior year period. Offsetting these decreases in rental revenues was a $0.4 million increase in revenue relating to the leasing of a 0.1 million square foot facility to a non-Magna tenant in the third quarter of 2010 and the leasing of a 0.3 million square foot facility to a non-Magna tenant in June 2011. As a result of Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — BUSINESS AND OPERATIONS OF MAGNA, OUR PRINCIPAL TENANT — Automotive Industry and Magna Plant Rationalization Strategy"), the Company terminated a lease with Magna in May 2010 for a facility that has 0.2 million square feet of leaseable area. The Company subsequently entered into a long-term lease with a non-Magna tenant for this property which resulted in a $0.1 million increase in revenues in the fourth quarter of 2011 in comparison to the prior year period.

Foreign exchange had a $0.3 million negative impact on reported rental revenues as the average foreign exchange rate applied to our euro and Canadian dollar denominated rents weakened against the U.S. dollar as compared to the prior year period.

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses were $0.6 million in the fourth quarter of 2011 in comparison to $0.9 million in the prior year period. The decrease in property operating costs of $0.3 million is primarily due to the reduction in repairs and maintenance costs.

10 MI Developments Inc. 2011

General and Administrative Expenses

General and administrative expenses decreased by $4.8 million to $9.6 million in the fourth quarter of 2011 from $14.4 million in the prior year period. General and administrative expenses for the fourth quarter of 2011 include $2.1 million of employee related termination expenses and recruiting costs and $2.0 million of legal, advisory and other costs pertaining to the strategic review process. General and administrative expenses for the fourth quarter of 2010 include $2.2 million of employee termination cost relating to an officer of the Company and $0.7 million of advisory and other related costs incurred primarily with respect to MID's involvement in the Debtors' Chapter 11 process (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization") and costs incurred with respect to a going-private offer from a company affiliated with the former CEO and Chairman of the Board. Excluding the employee termination expenses and advisory and other costs mentioned above, general and administrative expenses decreased $6.0 million in the fourth quarter of 2011 primarily due to (i) decreased compensation expense of $3.6 million pertaining to the Company's Non-Employee Director Share-Based Compensation Plan primarily resulting from the increase in the Company's share price during the fourth quarter of 2010 as compared to 2011 as well as payments made to the former CEO and Chairman of the Board, (ii) reduced insurance expense of $1.8 million primarily related to reduced premiums associated with the Company's Directors' and Officers' liability insurance and (iii) a reduction in professional fees of $0.5 million.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $0.2 million to $10.7 million in the three-month period ended December 31, 2011 compared to $10.5 million in the prior year period, primarily due to additional depreciation charges related to the completion of various expansion projects in 2011.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs expense decreased by $0.9 million to $4.0 million in the fourth quarter of 2011 ($4.2 million of interest expense less $0.2 million of interest income) compared to $4.9 million in the prior year period ($5.0 million of interest expense less $0.1 million of interest income). The decrease in net interest expense is primarily due to a $0.8 million decrease in interest expense related to short-term borrowings under the unsecured credit facility and other financing fees as the Company did not have any outstanding borrowings in the fourth quarter of 2011, and a $0.1 million increase in interest income primarily comprised of interest income from the note receivable from the sale of Lone Star LP.

Foreign Exchange Losses (Gains)

The Business recognized net foreign exchange gains of $0.2 million in the fourth quarter of 2011 compared to net foreign exchange losses of $0.4 million in the prior year period. The drivers of such foreign exchange losses and gains are primarily the re-measurement of certain assets and liabilities of MID and its subsidiaries that are denominated in a functional currency that is different from the entity's reporting currency for accounting purposes.

Write-down of long-lived assets

As a result of our long-lived asset impairment analysis, it was determined that an industrial income producing property in each of Germany and Austria had indications of impairment and the inability for the Company to recover their carrying values. Both properties have 2013 expiries and were tenanted by Magna's European interiors division which, as disclosed in Magna's recent public disclosures, have operating challenges despite continued efforts to enhance profitability. The German property was on the Magna plant rationalization list and the operation was sold to a third party in the third quarter of 2011 with the Magna subsidiary still being responsible for the remaining lease obligations. In relation to the Austrian property, we have not had any indications from the tenant that any significant lease extensions will be requested. In this respect, the Business recorded an impairment charge of $8.4 million for the Germany property and $7.9 million for the Austrian

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property which represents the excess of the carrying values of the assets over the estimated fair values determined based on the present value of the future estimated cash flows from the leased properties.

Income Tax Expense

The Business' income tax expense for the fourth quarter of 2011 was $0.8 million compared to an income tax expense of $13.7 million in the prior year period. During the fourth quarter of 2011, the Company recorded a tax recovery of $3.3 million resulting from the write-down of long-lived assets. Excluding the tax impact of the write-downs of the long-lived assets, the Business' income tax expense in the fourth quarter of 2011 was $4.1 million representing an effective tax rate of 19.8%. During the fourth quarter of 2010, an internal amalgamation was undertaken with the unintended result of causing the Company to incur $12.7 million of current tax expense in the prior year period. Excluding the expense relating to the internal amalgamation, the Business' income tax expense in the fourth quarter of 2010 was $1.0 million representing an effective tax rate of 7.4%. The change in the effective tax rate is primarily due to non-taxable expenses, changes in the mix of income earned in various countries in which the Business operates and changes in the statutory income tax rates.

Income (Loss) From Continuing Operations

Income from continuing operations was $3.5 million in the fourth quarter of 2011 in comparison to a $1.1 million net loss in the prior year period. The increase in income from continuing operations of $4.6 million is primarily due to the increase in rental revenue of $1.7 million, the decrease in general and administrative expenses by $4.8 million, the decrease in interest expense and other financing costs of $0.9 million, the increase in foreign exchange gains of $0.6 million and the decrease in income tax expense of $12.9 million, partially offset by the write-down of long-lived assets of $16.3 million and the increase in depreciation and amortization expense of $0.2 million.

Funds From Operations ("FFO")

	Three Months Ended December 31,
(in thousands, except per share information)	2011	2010	Change
Income (loss) from continuing operations	$3,544	$(1,112)	NM
Add back depreciation and amortization	10,715	10,475	2%

FFO	$14,259	$9,363	52%

Basic and diluted FFO per share	$0.30	$0.20	50%

Basic number of shares outstanding	46,871	46,708
Diluted number of shares outstanding	46,883	46,708

NM — Not meaningful

The Company determines FFO using the definition prescribed in the U.S. by the National Association of Real Estate Investment Trusts ("NAREIT"). Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and any asset impairments are included in the calculation of FFO and discontinued operations are excluded from the calculation of FFO. FFO and basic and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

The $4.9 million increase in FFO compared to the prior year period is primarily due to increased income from continuing operations of $4.6 million (see "REAL ESTATE BUSINESS — RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011 — Income From Continuing Operations").

12 MI Developments Inc. 2011

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011 —
CONTINUING OPERATIONS

The results of operations of the Business for the years ended December 31, 2011 and 2010 as discussed in this MD&A from continuing operations include those from the income-producing property portfolio.

Highlights

	Years Ended December 31,
(in millions, except per share information)	2011	2010	Change
Rental revenues	$182.9	$172.1	6%
Interest and other income from Magna Entertainment Corp. ("MEC")	—	1.8	NM

Revenues	182.9	173.9	5%
Income from continuing operations	59.2	66.5	(11%	)
FFO	102.3	107.7	(5%	)
Diluted FFO per share	$2.18	$2.31	(6%	)

NM — Not meaningful

(in millions, except number of properties)	December 31, 2011	December 31, 2010	Change
Number of income-producing properties	105	106	(1%	)
Leaseable area (sq. ft.)	27.9	27.5	1%
Annualized lease payments ("ALP")	$179.8	$176.8	2%
Income-producing properties, cost ("IPP")	$1,616.4	$1,615.3	—
ALP as percentage of IPP	11.1%	10.9%	—

Rental Revenue

Rental revenues for the year ended December 31, 2011 increased $10.8 million to $182.9 million from $172.1 million in the prior year period. The change in rental revenues is discussed below:

Rental revenue, year ended December 31, 2010	$172.1
Contractual rent increases	3.1
Completed projects on-stream	1.6
Vacancies of income-producing properties	(0.1)
Renewals and re-leasing of income-producing properties	0.2
Effect of changes in foreign currency exchange rates	5.9
Other, including straight-line adjustments of rental revenue	0.1

Rental revenue, year ended December 31, 2011	$182.9

The $3.1 million increase in revenue from contractual rent adjustments includes (i) $1.8 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2010 and 2011 on properties representing 9.4 million square feet of leaseable area, (ii) $1.0 million from annual CPI based increases implemented in 2011 on properties representing 6.6 million square feet of leaseable area and (iii) $0.3 million from fixed contractual adjustments on properties representing 0.3 million square feet of leaseable area.

Completed projects on-stream contributed $1.6 million to rental revenue for the year ended December 31, 2011. The completion of two Magna-related expansion projects in Mexico in May 2010 and August 2010, which added a total of 0.1 million square feet of leaseable area, increased revenue in the year ended December 31, 2011 by $0.3 million. The completion of two Magna expansion projects in Austria and Germany

MI Developments Inc. 2011 13

during the second quarter of 2011, which added a combined 0.1 million square feet of leaseable area, increased revenue by $0.5 million in the year ended December 31, 2011. The completion of two Magna expansion projects in Austria and Germany during the third quarter of 2011, which added a combined 0.2 million square feet of leaseable area, increased revenue by $0.5 million. The completion of six Magna expansion or improvement projects in Austria, Germany, Mexico and the United States during the fourth quarter of 2011, which added an aggregate of 0.1 million square feet of leaseable area, increased revenue by $0.3 million.

One property became vacant in the first quarter of 2010 upon the expiry of the lease agreement pertaining to 0.1 million square feet of leasable area, resulting in a $0.1 million reduction in revenues over the prior year period.

Renewals and re-leasing had a $0.2 million positive impact on revenues compared to the prior year period. Rental revenues increased by $1.2 million due to the leasing of a 0.1 million square foot facility to a non-Magna tenant in the third quarter of 2010, the vacancy and re-leasing of a 0.2 million square foot facility to a non-Magna tenant in May 2010 and the commencement of a lease on a 0.3 million square foot facility to a non-Magna tenant in June 2011. In 2010 and 2011, the renewals of six Magna leases in Canada, the United States and Mexico were negotiated. These renewals, representing an aggregate of 0.6 million square feet of leasable area, were negotiated at lower rental rates than the expiring lease rates thereby reducing revenues by $0.9 million in the year ended December 31, 2011 as compared to the prior year period. Revenues also decreased by $0.1 million in the year ended December 31, 2011 due to a lease negotiation with a Magna tenant relating to a 0.3 million square foot facility in Mexico that was finalized in June 2010.

Foreign exchange had a $5.9 million positive impact on reported rental revenues as the average foreign exchange rate applied to our euro and Canadian dollar denominated rents strengthened against the U.S. dollar as compared to the prior year period.

Interest and Other Income from MEC

Interest and other income from MEC consist of interest and fees earned in relation to loan facilities between certain MID subsidiaries (the "MID Lender") and MEC and certain of its subsidiaries. The decrease in interest and other income from $1.8 million in 2010 to nil in the year ended December 31, 2011 is due to the loan facilities being settled at the conclusion of the Debtors' Chapter 11 process on April 30, 2010.

Property operating costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses were $3.1 million in the year ended December 31, 2011 in comparison to $2.8 million in the prior year period. The $0.3 million increase in property operating costs is primarily due to the increase in consulting costs associated with the review of income producing properties that the Company from time to time undertakes.

General and Administrative Expenses

General and administrative expenses increased by $3.8 million to $47.4 million in the year ended December 31, 2011 from $43.6 million in the prior year period. General and administrative expenses for the year ended December 31, 2011 include $7.7 million of employee related termination expense and recruiting costs, $9.1 million of advisory and other related costs primarily incurred in connection with the Arrangement and the settlement of an outstanding litigation matter and $3.2 million of legal, advisory and other costs pertaining to the Company's strategic review process. General and administrative expenses for the year ended December 31, 2010 include $2.3 million in employee termination expense for former officers and $9.5 million of advisory and other related costs incurred primarily with respect to MID's involvement in the Debtors' Chapter 11 process (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization") and costs incurred with respect to a going-private offer from a company affiliated with the former CEO and Chairman of the Board. Excluding the employee termination expenses and advisory and other costs mentioned above, general and administrative expenses decreased $4.4 million in the year ended December 31, 2011 primarily due to (i) decreased

14 MI Developments Inc. 2011

compensation expense of $1.1 million relating to the Company's Non-Employee Director Share Based Compensation Plan primarily resulting from the relative increase in the Company's share price during 2010 as compared to 2011, (ii) decreased insurance expense of $0.9 million primarily related to premiums associated with the Company's Directors' and Officers' liability insurance, (iii) a decrease in travel costs of $0.9 million, (iv) a decrease of $0.4 million related to the elimination of capital tax in the province of Ontario, Canada effective July 1, 2010, (v) a reduction in professional fees of $0.4 million, (vi) a reduction in contributions to social and charitable causes of $0.3 million and (vii) decreased consulting costs of $0.8 million from various projects that are undertaken from time to time. Partially offsetting these decreases in general and administrative expenses is the reversal of a $0.7 million legal provision in 2010 relating to an environmental litigation in Austria that was settled in MID's favour.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $2.0 million to $43.2 million in the year ended December 31, 2011 compared to $41.2 million in the prior year period, primarily due to the impact of foreign exchange.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs decreased by $2.3 million to $15.9 million in the year ended December 31, 2011 ($16.6 million of interest expense less $0.7 million of interest income) as compared to $18.2 million in the prior year period ($18.5 million of interest expense less $0.3 million of interest income). The decrease in net interest expense is due to increased capitalized interest of $1.0 million for properties under development, the increase in interest income of $0.4 million, which includes interest income from the note receivable from the sale of Lone Star LP, and the reduction in interest expense relating to short-term borrowings under the unsecured credit facility and other fees of $1.4 million partially offset by the $0.5 million foreign exchange impact relating to interest expense on the Company's unsecured debentures being denominated in Canadian dollars.

Foreign Exchange Losses (Gains)

The Business recognized net foreign exchange gains of $0.2 million in the year ended December 31, 2011 compared to a $0.1 million loss in the prior year period. The drivers of such foreign exchange losses and gains are primarily the re-measurement of certain assets and liabilities of MID and its subsidiaries that are denominated in a functional currency that is different from the entity's reporting currency for accounting purposes.

Write-down of Long-lived Assets

During the year ended December 31, 2011, the Company recorded an aggregate $19.1 million write-down relating to an industrial income producing property in each of Austria and Germany and an income producing commercial office building in the United States. As a result of our long-lived asset impairment analysis, in the fourth quarter of 2011, it was determined that an industrial income producing property in each of Germany and Austria had indications of impairment and the inability for the Company to recover their carrying values. Both properties have 2013 expiries and were tenanted by Magna's European interiors division which, as disclosed in Magna's recent public disclosures, has operating challenges despite continued efforts to enhance profitability. The German property was on the Magna plant rationalization list and its operation was sold to a third party in the third quarter of 2011 with the Magna subsidiary still being responsible for the remaining lease obligation. In relation to the Austrian property, we have not had any indications from the tenant that any significant lease extensions will be requested. In this respect, the Business recorded an impairment charge of $8.4 million for the German property and $7.9 million for the Austrian property. In addition, during the second quarter of 2011, as a result of the continued weakening in the commercial office real estate market in Michigan, the Business recorded a $2.8 million write-down of an income producing commercial office building. The write-downs represent the excess of the carrying values of the assets over the estimated fair values. Fair values were determined based on the present value of the estimated future cash flows from the leased properties.

MI Developments Inc. 2011 15

Impairment Provision (Recovery) Related to Loans Receivable from MEC

During the year ended December 31, 2010, an impairment recovery of $10.0 million relating to the loans receivable from MEC was recorded as a result of additional information and changes in facts and circumstances arising from the settlement of the loans receivable from MEC in exchange for the MEC Transferred Assets (as defined under "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization").

Other Gains (Losses)

Other gains during the year ended December 31, 2010, primarily relate to a termination fee on a property in the United States that was leased to a subsidiary of Magna. In conjunction with the lease termination, the subsidiary agreed to pay the Company a fee of $1.9 million. The amount is being collected based on a repayment schedule over the remaining term of the lease, which was scheduled to expire in September 2013.

Purchase Price Consideration Adjustment

In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, the Company received the MEC Transferred Assets as consideration on April 30, 2010. The fair value of the MEC Transferred Assets was initially determined as at April 30, 2010 and resulted in the Company recognizing a $10.0 million impairment recovery of the loans receivable from MEC. However, certain of the fair values assigned to the MEC Transferred Assets as at April 30, 2010 were preliminary in nature and subject to change in future reporting periods. As the loans were considered settled on April 30, 2010, any changes to the fair value of the MEC Transferred Assets subsequent to that date were no longer considered an adjustment to the previously recognized impairment provision related to the loans receivable from MEC, but rather were considered an adjustment to the fair value of the purchase price consideration received by the Company and has been presented as "purchase price consideration adjustment" in the consolidated statements of income (loss). The total purchase price consideration was retrospectively adjusted by $20.3 million to the date of acquisition, April 30, 2010.

Income Tax Expense (Recovery)

The Business' income tax recovery for the year ended December 31, 2011 was $4.7 million compared to an income tax expense of $33.8 million in the prior year period. During 2010, an internal amalgamation was undertaken with the unintended result of causing the Company to incur $12.7 million of current tax expense. During the year ended December 31, 2011, the Ontario Superior Court of Justice accepted the Company's application to have the amalgamation set aside and cancelled resulting in a current income tax recovery of $13.3 million, the difference in income tax amounts being foreign exchange. In addition, during 2011, the Company recorded write-downs of $19.1 million resulting in a tax recovery of $4.4 million. Excluding the reversal of the liability relating to the internal amalgamation and the tax impact of the write-downs, the Business' income tax expense for the year ended December 31, 2011 was $13.0 million representing an effective tax rate of 17.6%. In 2010, income before taxes includes an impairment recovery related to loans receivable from MEC of $10.0 million and a purchase price consideration adjustment of $20.3 million. Excluding these items, the related impact to the income tax expense and the additional unintended income tax expense of $12.7 million relating to the internal amalgamation, the Business' effective tax rate was 41.7% in the prior year period. The change in the effective tax rate is primarily due to non-taxable expenses, changes in the mix of income earned in the various countries in which the Business operates and changes in statutory income tax rates.

Income From Continuing Operations

Income from continuing operations was $59.2 million in the year ended December 31, 2011 in comparison to $66.5 million in the prior year period. The decrease in income from continuing operations of $7.3 million is primarily due to the decrease in interest and other income from MEC of $1.8 million, the decrease in the impairment recovery related to the loans receivable from MEC of $10.0 million, a decrease in the purchase price consideration adjustment of $20.3 million, the increase in general and administrative expenses of

16 MI Developments Inc. 2011

$3.8 million, the increase in depreciation and amortization of $2.0 million, the decrease in other gains of $2.0 million and the write-down of long-lived assets of $19.1 million in 2011. Partially offsetting these amounts were the increase in rental revenue of $10.8 million, a decrease of $2.3 million in interest expense and other financing costs and a decrease of income tax expense of $38.5 million in the year ended December 31, 2011.

Funds From Operations ("FFO")

	Years Ended December 31,
(in thousands, except per share information)	2011	2010	Change
Income from continuing operations	$59,196	$66,541	(11%	)
Add back depreciation and amortization	43,158	41,181	5%
Deduct gain on disposal of real estate	(88)	—	(100%	)

FFO	$102,266	$107,722	(5%	)

Basic and Diluted FFO per share	$2.18	$2.31	(6%	)

Basic number of shares outstanding	46,888	46,708
Diluted number of shares outstanding	46,970	46,708

The Company determines FFO using the definition prescribed in the U.S. by NAREIT. Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and any asset impairments are included in the calculation of FFO and discontinued operations are excluded from the calculation of FFO. FFO and basic and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

The $5.4 million decrease in FFO compared to the prior year period is primarily due to decreased income from continuing operations of $7.3 million (see "REAL ESTATE BUSINESS — RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011 — Income From Continuing Operations") and the add back of increased depreciation and amortization expense of $2.0 million.

LIQUIDITY AND CAPITAL RESOURCES — CONTINUING OPERATIONS

The Company's continuing operations generated cash flows from operations of $20.4 million and $113.3 million in the three-month period and year ended December 31, 2011 respectively. At December 31, 2011, the Company had cash and cash equivalents of $56.0 million and shareholders' equity of $894.0 million.

Cash Flows

Operating Activities

The Company generated cash flow from operations before changes in non-cash working capital balances of $29.4 million in the fourth quarter of 2011 compared to $12.2 million in the prior year period. The $17.2 million increase is primarily due to the increase in income from continuing operations. Also, the change in non-cash working capital balances was a use of cash of $9.0 million in the fourth quarter of 2011, largely due to a $5.9 million decrease in accounts payable and accruals, and $3.3 million decrease in deferred revenue, in comparison to cash provided of $10.7 million in the fourth quarter of 2010, primarily caused by an increase in income taxes payable of $14.1 million.

MI Developments Inc. 2011 17

The Company generated cash flow from operations before changes in non-cash working capital balances of $121.6 million in the year ended December 31, 2011 compared to $92.5 million in the prior year period. This increase primarily resulted from an increase in items not involving current cash flows of $36.4 million (see note 17(a) to the consolidated financial statements) partially offset with the decrease in income from continuing operations of $7.3 million. Additionally, the change in non-cash working capital balances was a use of cash of $8.3 million in 2011 compared to $1.3 million in 2010 (see note 17(b) to the consolidated financial statements).

Investing Activities

Cash used in investing activities for the three-month period and year ended December 31, 2011 was $10.8 million and $50.1 million respectively, which is almost entirely as a result of capital expenditures on real estate properties. The increase of $8.1 million and $40.5 million in capital expenditures compared to the respective prior year periods is primarily due to an increase in the number of expansion or improvement projects with Magna.

Financing Activities

Cash used in financing activities in the fourth quarter of 2011 was $23.1 million, which related to the payment of dividends of $23.4 million, partially offset by $0.3 million in proceeds received on the issuance of shares from the exercise of stock options.

Cash used in financing activities in the year ended December 31, 2011 was $44.9 million and was a result of the Company's net repayment of bank indebtedness under the unsecured senior revolving credit facility of $12.3 million, the payment of dividends of $37.5 million and a $2.2 million repayment of a mortgage on an income-producing property which matured in January 2011. Partially offsetting these uses in cash was the issuance of shares from the exercise of stock options in the amount of $7.2 million.

Bank and Debenture Financing

The Company's unsecured senior revolving credit facility in the amount of $50.0 million (the "MID Credit Facility") matured on December 22, 2011. At December 31, 2011, the Company had issued letters of credit totalling $0.1 million (2010 — $2.9 million). At December 31, 2010, the Company had drawn $13.1 million (Cdn. $13.0 million) under the MID Credit Facility. The weighted average interest rate on the loans outstanding under the MID Credit Facility during 2011 was 4.85% (December 31, 2010 — 5.83%).

On February 7, 2012, the Company entered into an unsecured senior revolving credit facility in the amount of Cdn. $50.0 million that is available by way of U.S. dollar, Canadian dollar or euro denominated loans or letters of credit (the "MID New Credit Facility") and matures on February 7, 2014. However, the Company has the option to request an extension of the maturity date by one year to February 7, 2015. The MID New Credit Facility provides the Company with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to Cdn. $25.0 million with the consent of the lenders participating.

Interest on drawn amounts will be calculated based on an applicable margin determined by the Company's external credit rating. Based on MID's current credit rating, the Company would be subject to interest rate margins of up to 1.75% depending on the currency and form of advance.

In December 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures (the "Debentures") due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount. The Debentures rank equally with all of MID's existing and future unsecured indebtedness. At December 31, 2011, all of the Debentures remained outstanding. The total outstanding at December 31, 2011 was $258.8 million.

At December 31, 2011, the Company's debt to total capitalization ratio was 22%. Management believes that the Company's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

18 MI Developments Inc. 2011

At December 31, 2011, the Company was in compliance with its debt agreements and related covenants.

Credit Ratings

On October 11, 2011, DBRS confirmed the BBB rating on the Company's senior unsecured debentures with a stable trend and on November 21, 2011, Moody's Investors Service announced that it had upgraded MID's senior unsecured debenture ratings to Baa3, from Ba1 with a stable outlook.

ARRANGEMENT TRANSFERRED ASSETS & BUSINESS (INCLUDED IN DISCONTINUED OPERATIONS)

On June 30, 2011, the Company completed the Arrangement whereby the Arrangement Transferred Assets & Business were transferred to the Stronach Shareholder in consideration for the cancellation of MID's dual class share structure through which the Stronach Shareholder controlled MID. As a result of the Arrangement, the financial position and results of operations of the Racing & Gaming Business, as well as those related to lands held for development, a property located in the United States and an income producing property located in Canada, have been presented as discontinued operations.

SIGNIFICANT MATTERS

Plan of Arrangement

On June 30, 2011, the Company completed the Arrangement under the Business Corporations Act (Ontario) which eliminated MID's dual class share capital structure through which the Stronach Shareholder controlled MID. Definitive agreements with respect to the Arrangement were entered into by the Company on January 31, 2011. The Arrangement was approved on March 29, 2011 by 98.08% of the votes cast by shareholders at the annual general and special meeting and on March 31, 2011, the Ontario Superior Court of Justice issued a final order approving the Arrangement. The Arrangement eliminated MID's dual class capital structure through:

  i)
  the purchase for cancellation of 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of the Company's Racing & Gaming Business including $20 million of working capital at January 1, 2011, substantially all of the Company's lands held for development and associated assets and liabilities (MID was granted an option to purchase at fair value certain of these development lands if needed to expand the Company's income producing properties), a property located in the United States, an income producing property located in Canada which is also currently MID's Head Office and cash in the amount of $8.5 million. In addition, the Stronach Shareholder received a 50% interest in the note receivable and cash proceeds from the sale of Lone Star LP, a 50% interest in future payments, if any, under a holdback agreement relating to MEC's prior sale of The Meadows racetrack (the "Meadows Holdback Note") and a second right of refusal (behind Magna's first right of refusal) in respect of certain properties owned by MID and leased to Magna in Oberwaltersdorf, Austria and Aurora, Canada; and

  ii)
  the purchase for cancellation by MID of each of the other 183,999 Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share, which following cancellation of the Class B Shares and together with the then outstanding Class A Subordinate Voting Shares were renamed Common Shares.

The Maryland Jockey Club Complaint

On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, MID, certain subsidiary entities and joint ventures, including The Maryland Jockey Club ("MJC") and certain of its subsidiaries (collectively, the "MJC Entities"), as well as MID's former Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against MID, the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010

MI Developments Inc. 2011 19

concerning the award of a gaming license to one of the Plaintiffs to conduct alternative gaming at the Arundel Mills Mall. The Complaint asserts a number of claims against all the defendants including, among other allegations, that MID and Mr. Stronach, along with a number of other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana, Indianapolis Downs, LLC operating as Indiana Live. The specific claims asserted against MID, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation. The Complaint seeks an award of damages against all defendants in the amount of $300 million in compensatory damages and $300 million in punitive damages. The Company believes this claim is without merit. On March 25, 2011, a number of defendants, including the MJC Entities and MID, filed a motion in the Circuit Court for Baltimore City, seeking to have the action transferred to the Circuit Court for Anne Arundel County. On April 29, 2011, the Indiana-based defendants named in the Complaint filed a notice to remove the Plaintiffs' claims relating to the Indiana defendants to the U.S. District Court for the District of Maryland. The Plaintiffs have sought to remand these claims to the Circuit Court for Baltimore City. The entire matter, in both the state and federal courts, was stayed by the United States Bankruptcy Court for the District of Delaware until it determined whether the claims were impacted by the bankruptcy of Indianapolis Downs, LLC. On September 6, 2011, the United States Bankruptcy Court for the District of Delaware entered an order denying the injunction motion and lifting the stay effective September 26, 2011. However, the federal court removal action remains pending as the Indiana defendants (not the Company) are opposing remand of that action. The federal court heard the motion for remand on November 21, 2011 and has not yet issued a ruling on this matter. The state court motions to transfer venue to the Circuit Court for Anne Arundel County remain before the Circuit Court of Baltimore City. All activities before the Circuit Court of Baltimore City, including the motions to transfer venue to Anne Arundel County, have been stayed pending resolution of the removal action pending in the U.S. District Court for the District of Maryland. Under the terms of the Arrangement, the Company received an indemnity from the Stronach Shareholder and certain related parties against all losses suffered by the Company in relation to the Racing & Gaming Business for the period prior to, on and after the effective date of the transfer of June 30, 2011. Accordingly, the Company has not recorded a liability related to this claim. The Company provided the Stronach Shareholder with the required disclosure notice listing the existing litigation with the Plaintiffs. The Company has retained independent counsel to monitor the litigation on its behalf.

MEC's Chapter 11 Filing and Plan of Reorganization

On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets. Under Chapter 11, the Debtors operated as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Court. The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors' debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company did not guarantee any of the Debtors' debt obligations or other commitments. Under the priority scheme established by the Bankruptcy Code, unless creditors agreed to different treatment, allowed pre-petition claims and allowed post-petition expenses would be satisfied in full before stockholders were entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors' Committee in connection with the Debtors' Chapter 11 proceedings asserting, among other things, fraudulent

20 MI Developments Inc. 2011

transfer and recharacterization or equitable subordination of MID claims. On August 21, 2009, the Creditors' Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants. On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors' Committee. The Court denied the motion on September 22, 2009. On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors' Committee had agreed in principle to the terms of a global settlement and release in connection with the action. Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC received on April 30, 2010, the effective date of the Joint Plan of Affiliated Debtors (as amended the "Plan"), cash of $89.0 million plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action. Under the terms of the settlement, certain assets of MEC were transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™), Portland Meadows, MJC which includes Pimlico Race Course and Laurel Park, AmTote and XpressBet® (the "MEC Transferred Assets"). The settlement and release was implemented through the Plan.

On February 18, 2010, MID announced that MEC had filed the Plan and related Disclosure Statement (the "Disclosure Statement") in connection with the MEC Chapter 11 proceedings which provided for, among other things, the transfer of the MEC Transferred Assets to MID. On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, in addition to the MEC Transferred Assets that were transferred to MID on the effective date of the Plan, MID received $19.9 million of the net proceeds from the sale of Thistledown by the Debtors on July 29, 2010 and the unsecured creditors of MEC received the net proceeds in excess of such amount. In addition, on May 16, 2011, the sale of Lone Star LP was completed and the unsecured creditors of MEC received the first $20.0 million of the net proceeds from the sale and MID received $25.8 million net of a working capital adjustment and closing costs. The net proceeds received by MID of $25.8 million consist of $10.8 million in cash, $0.5 million of which is being held in escrow to cover any potential claims by the purchaser, and a note receivable of $15.0 million. The note receivable bears interest at 5.0% per annum and will be repaid in three $5.0 million instalments plus accrued interest every nine months on February 15, 2012, November 15, 2012 and August 15, 2013. On February 21, 2012, the Company received its portion of the first instalment of the note receivable. The note receivable is unsecured and has been guaranteed by the parent company of the purchaser. In connection with the Arrangement, the proceeds from the sale of Lone Star LP are shared equally between the Company and the Stronach Shareholder. Payments relating to the note receivable from the sale of Lone Star LP will be made to the Stronach Shareholder who will in turn remit 50% of those payments to the Company pursuant to the terms of the Arrangement. At December 31, 2011, the Company's 50% interest of the $0.5 million of cash held in escrow and the $15.0 million note receivable from the sale of Lone Star LP that is owing to the Company are included in "note receivable" and "current portion of note receivable" on the accompanying consolidated balance sheets. The remaining 50% transferred to the Stronach Shareholder on June 30, 2011 is included in discontinued operations. At December 31, 2010, 50% of the Business' expected proceeds from the sale of Lone Star LP were included in "receivable from Reorganized MEC" and "current portion of receivable from Reorganized MEC" and the remaining 50% included in discontinued operations on the accompanying consolidated balance sheets.

Prior to the Arrangement, MID also had the right to receive 100% of any proceeds from The Meadows Holdback Note. The Company has not received any proceeds since the acquisition of the MEC Transferred Assets. In connection with the Arrangement, any future payments under The Meadows Holdback Note will be shared equally between the Company and the Stronach Shareholder. The proceeds, if any, which may be

MI Developments Inc. 2011 21

received from The Meadows Holdback Note, have not been recognized in the accompanying consolidated financial statements.

Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers were preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. On July 19, 2010, September 2, 2010 and October 29, 2010, MID received $13.0 million, $5.9 million and $2.5 million respectively, for an aggregate total of $21.4 million of compensation from MEC's directors' and officers' insurers. Pursuant to the Plan, on April 30, 2010, MID also received $51.0 million of the amounts previously segregated by the Debtors from the sale of Remington Park.

The Company's equity investment in MEC consisted of 2,923,302 shares of its Class B Stock and 218,116 shares of its Class A Subordinate Voting Stock, representing approximately 96% of the total voting power of its outstanding stock and approximately 54% of the total equity interest in MEC. Under the Plan, all MEC stock was cancelled on the date that substantially all the assets of Lone Star LP were sold on May 16, 2011 and the holders of MEC shares are not entitled to receive or retain any property or interest in property under the Plan.

OVERVIEW

As a result of the Arrangement, the results of operations of the Racing & Gaming Business for the years ended December 31, 2011 and 2010 are included in discontinued operations in the accompanying consolidated financial statements.

The Racing & Gaming Business' primary source of racing revenues was commissions earned from pari-mutuel wagering. Pari-mutuel wagering on horse racing is a form of wagering in which wagers on horse races are aggregated in a commingled pool of wagers (the "mutuel pool") and the payoff to winning customers is determined by both the total dollar amount of wagers in the mutuel pool and the allocation of those dollars among the various kinds of bets. Unlike casino gambling, the customers bet against each other, and not against the racetrack, and therefore no risk of loss is borne with respect to any wagering conducted. The Racing & Gaming Business retained a pre-determined percentage of the total amount wagered (the "take-out") on each event, regardless of the outcome of the wagering event, and the remaining balance of the mutuel pool was distributed to the winning customers. Of the percentage retained, a portion was paid to the horse owners in the form of purses or winnings, which encouraged the horse owners and their trainers to enter their horses in races. The share of pari-mutuel wagering revenues was based on pre-determined percentages of various categories of the pooled wagers at the racetracks. The maximum pre-determined percentages are approved by state regulators. Pari-mutuel wagering on horse racing occurred on the live races being conducted at racetracks, as well as on televised racing signals, or simulcasts, received or imported by the simulcast wagering facilities located at such racetracks or off-track betting ("OTB") facilities, and through various forms of account wagering. The racetracks had simulcast wagering facilities to complement live horse racing, enabling customers to wager on horse races being held at other racetracks.

The Racing & Gaming Business also generated gaming revenues from its Gulfstream Park gaming operations. Gaming revenues represented the net win earned on slot wagers. Net win is the difference between wagers placed and winning payouts to patrons.

Non-wagering revenues included totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues.

Live race days were a significant factor in the operating and financial performance of the racing business. Another significant factor was the level of wagering per customer on the racing content on-track, at inter-track simulcast locations and at OTB facilities. There were also many other factors that had a significant impact on racetrack revenues. Such factors included, but were not limited to: attendance at racetracks, inter-track simulcast locations and OTB facilities; activity through the XpressBet® system; the number of races conducted at the racetracks and at racetracks whose signals are imported and the average field size per race; the ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

22 MI Developments Inc. 2011

Operating costs of the Racing & Gaming Business principally included salaries and benefits, the cost of providing totalisator services and manufacturing totalisator equipment, utilities, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, license fees and insurance premiums.

The Racing & Gaming Business was seasonal in nature and racing revenues and operating results for any quarter were not indicative of the racing revenues and operating results for the year. Because the racetracks ran live race meets predominantly during the first half of the year, the racing operations historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality resulted in large quarterly fluctuations in revenues, operating results and cash flows.

LOSS FROM DISCONTINUED OPERATIONS — THREE MONTHS ENDED
DECEMBER 31, 2011

For the three-month period ended December 31, 2011, the Company's results of operations were not impacted by the Arrangement Transferred Assets & Business as they were transferred to the Stronach Shareholder effective June 30, 2011. Discontinued operations in the fourth quarter of 2010 include those related to the Arrangement Transferred Assets & Business that were transferred to the Stronach Shareholder pursuant to the Arrangement.

	Three Months Ended December 31,
	2011	2010
Revenues	$—	$65.9
Purses, awards and other	—	37.1
Operating costs	—	35.2
Property operating costs	—	0.5
General and administrative	—	10.5
Depreciation and amortization	—	3.6
Interest income	—	(0.2)
Foreign exchange gains	—	(0.2)
Equity loss	—	23.6
Write-down of long-lived and intangible assets	—	44.2

Loss before income taxes	—	(88.4)
Income tax recovery	—	(0.2)

Loss from discontinued operations	$—	$(88.2)

The loss from discontinued operations for the fourth quarter of 2010 amounts to $88.2 million and is primarily comprised of net losses from the Racing & Gaming Business of $47.3 million and net losses of $40.9 million from lands held for development, a property located in the United States and an income producing property located in Canada. The Racing & Gaming Business net loss included $23.6 million of its' proportionate share of losses from joint venture investments and a $3.5 million write-down of intangible assets related to goodwill and a trademark at XpressBet®. The remainder of the Racing & Gaming Business net loss was generally reflective of the seasonality of when the racetracks hold live racing. The net loss of $40.9 million from the lands held for development primarily relates to impairment charges of $40.6 million associated with parcels of land held for development located in California, Florida, Michigan and Ilz, Austria. The write-down of the lands held for development represents the excess of the carrying value over the estimated fair value determined by external real-estate appraisals.

MI Developments Inc. 2011 23

INCOME (LOSS) FROM DISCONTINUED OPERATIONS — YEAR ENDED DECEMBER 31, 2011

In the year ended December 31, 2011, discontinued operations include the results of the Arrangement Transferred Assets & Business to June 30, 2011, the date they were transferred to the Stronach Shareholder. In the year ended December 31, 2010, discontinued operations include the operations of the Racing & Gaming Business commencing on April 30, 2010, the date the MEC Transferred Assets were acquired by the Company. As a result, the year over year comparability of the results of the Racing & Gaming Business is not meaningful and therefore, has not been provided in this MD&A.

	Years Ended December 31,
	2011	2010
Revenues	$268.1	$184.5
Purses, awards and other	151.8	100.9
Operating costs	82.0	90.7
Property operating costs	1.1	1.7
General and administrative	22.1	27.1
Depreciation and amortization	3.5	9.3
Interest income	(0.3)	(0.4)
Foreign exchange gains	—	(0.1)
Equity loss	2.0	29.5
Write-down of long-lived and intangible assets	—	44.2

Operating income (loss)	5.9	(118.4)
Loss on disposal of real estate	—	(1.2)

Income (loss) before income taxes	5.9	(119.6)
Income tax recovery	(1.2)	(0.4)

Income (loss) from operations	7.1	(119.2)
Net gain on disposition of discontinued operations, net of income tax of $10.8 million	89.5	—

Income (loss) from discontinued operations	$96.6	$(119.2)

The income from discontinued operations for the year ended December 31, 2011 amounts to $7.1 million and is comprised of net income from the Racing & Gaming Business of $9.9 million partially offset by a net loss from the lands held for development, a property located in the United States and an income producing property located in Canada of $2.8 million. The Racing & Gaming Business net income was generally reflective of the seasonality of when the racetracks hold live racing. The net loss of the lands held for development and properties located in the United States and Canada relates primarily to rental revenue earned less carrying costs associated with these properties.

The distribution of the assets and liabilities under the Arrangement is considered a non-pro rata distribution and therefore has been recorded at fair value. Accordingly, the gain on disposal of the discontinued operations of $89.5 million, net of income tax of $10.8 million, was determined by the difference in the fair values and carrying values of the net assets disposed, net of costs of disposal. For further details on the disposal of the Arrangement Transferred Assets & Business, refer to note 20 to the consolidated financial statements for year ended December 31, 2011.

24 MI Developments Inc. 2011

NET INCOME (LOSS)

Three months ended December 31, 2011

Net income of $3.5 million for the fourth quarter of 2011 increased by $92.8 million from a net loss of $89.3 million in the prior year period. The increase is due to an increase in income from continuing operations of $4.6 million and a decrease in the loss from discontinued operations of $88.2 million in the fourth quarter of 2010.

Year ended December 31, 2011

Net income of $155.8 million for the year ended December 31, 2011 increased by $208.5 million from a net loss of $52.7 million in the prior year period. The increase is primarily due to an increase in income from discontinued operations of $215.8 million.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of MID have evaluated the effectiveness of MID's disclosure controls and procedures, as defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), as of the end of the period covered by the annual filings (as defined in NI 52-109) (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, MID's disclosure controls and procedures were effective to ensure that material information relating to MID and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by Canadian and United States securities regulators, MID will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the applicable rules.

Report on Internal Control Over Financial Reporting

MID's management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for MID. Under the supervision and with the participation of MID's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of MID's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that MID's internal control over financial reporting was effective as of the Evaluation Date.

Ernst & Young LLP, an independent licensed public accounting firm, who audited MID's consolidated financial statements for the year ended December 31, 2011 and whose report is included in MID's annual report for fiscal 2011, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on MID's internal control over financial reporting as of the Evaluation Date. The attestation report precedes the financial statements included in MID's annual report for fiscal 2011.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there have been no changes in MID's internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which MID made its most recent previous interim filing and ended on December 31, 2011 that have materially affected, or are reasonably likely to materially affect, MID's internal control over financial reporting.

MI Developments Inc. 2011 25

Limitation on the Effectiveness of Controls and Procedures

MID's management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that MID's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

The Company has made commitments for future payment of interest and principal on long-term debt, construction and development project commitments as well as the purchase of land. At December 31, 2011, future payments, including interest payments, under these contractual obligations were as follows:

(in thousands)	2012	2013	2014	2015	2016	Thereafter	Total
Debentures	$15,765	$15,765	$15,765	$15,765	$275,930	$—	$338,990
Operating leases	114	170	173	189	189	63	898
Construction and development projects commitments	6,453	—	—	—	—	—	6,453
Land purchase	413	—	—	—	—	—	413

Total	$22,745	$15,935	$15,938	$15,954	$276,119	$63	$346,754

At December 31, 2011, the Company had $1.1 million of letters of credit issued with various financial institutions to guarantee its various construction projects. These letters of credit are secured by cash deposits of the Company.

For further discussion of commitments, contractual obligations and contingencies, refer to notes 7, 9 and 21 to the consolidated financial statements and "LIQUIDITY AND CAPITAL RESOURCES".

OFF-BALANCE SHEET ARRANGEMENTS

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. For further details, refer to note 21 of the consolidated financial statements.

CHANGES TO BOARD OF DIRECTORS AND OFFICERS

Immediately following the completion of the Arrangement, the directors elected as post-closing directors at MID's annual general and special meeting of shareholders on March 29, 2011 commenced their term of office on June 30, 2011. The board of directors elected were G. Wesley Voorheis (Chair), Peter Dey (Vice-Chair), Michael Brody, Barry Gilbertson, William Lenehan, Gerald J. Miller and Scott I. Oran.

On July 6, 2011, the Company announced the appointment of William Lenehan as Interim Chief Executive Officer, Michael Forsayeth as Chief Financial Officer and Jennifer Tindale as Executive-Vice President, General Counsel. The appointments of Mr. Lenehan and Ms. Tindale were effective immediately and the appointment of Mr. Forsayeth became effective on August 12, 2011.

26 MI Developments Inc. 2011

On July 14, 2011, the Company announced the departure of Dennis Mills, Vice-Chairman and Director, Don Cameron, Chief Operating Officer and Vito Ciraco, Vice-President and Associate General Counsel. On August 12, 2011, John Simonetti, the Company's Interim Chief Financial Officer stepped down following the completion of his term as Interim Chief Financial Officer and the appointment of Mr. Forsayeth.

On December 1, 2011, the Company announced the appointment of Tom Heslip as Chief Executive Officer and as a Director. Mr. Heslip replaced Mr. Lenehan, who stepped down at that time having served as MID's Interim CEO and as a Director.

Effective February 27, 2012, the Board appointed John DeAragon as Executive Vice-President, Real Estate Investment.

RELATED PARTY TRANSACTIONS

For a discussion of the Company's transactions with related parties, please refer to notes 1, 2, 3 and 20 to the consolidated financial statements and the section in this MD&A entitled "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization".

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting standards and developments is detailed in note 1 of the Company's consolidated financial statements. There were no new accounting standards that impacted the Company in the year ended December 31, 2011.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 46,901,356 Common Shares outstanding. The increase of 30,000 Common Shares from December 31, 2011 is a result of a former officer exercising stock options on February 22, 2012. For further details of the Company's share capital transactions, other than as discussed in this MD&A, refer to notes 1 and 10 to the consolidated financial statements for year ended December 31, 2011.

DIVIDENDS

In March 2011, May 2011 and August 2011, the Company declared a quarterly dividend with respect to the three-month periods ended December 31, 2010, March 31, 2011 and June 30, 2011 respectively. The dividend of $0.10 per Common Share and Class B Share was paid on or about April 15, 2011, June 15, 2011 and September 15, 2011 to shareholders of record at the close of business on April 8, 2011, May 27, 2011 and August 26, 2011 respectively. In October 2011, the Company declared a dividend of $0.50 per Common Share with respect of the three-month period ended September 30, 2011. The dividend was paid on or about December 15, 2011 to shareholders of record at the close of business on November 25, 2011. Subsequent to December 31, 2011, the Board declared a dividend of $0.50 with respect of the three-month period ended December 31, 2011, which will be paid on or about April 12, 2012 to shareholders of record at the close of business on March 23, 2012.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates under different assumptions or conditions.

MI Developments Inc. 2011 27

The Company's significant accounting policies are included in note 1 to the consolidated financial statements. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Principles Of Consolidation

We consolidate entities when we have the ability to control the operating and financial decisions and policies of that entity, including if the entity is determined to be a variable interest entity and we are the primary beneficiary. We apply the equity method of accounting where we can exert significant influence, but not control, over the operating and financial decisions and policies of the entity. We use the cost method of accounting where we are unable to exert significant influence over the entity.

Long-lived Assets

The Company's most significant asset is its net investment in real estate properties. Properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate. Cost represents acquisition and development costs, including direct construction costs, capitalized interest and indirect costs wholly attributable to development. The carrying values of the Company's long-lived assets (including real estate properties and fixed assets) not held for sale are evaluated at least annually or whenever events or changes in circumstances present indicators of impairment. If such indicators are present, the Company completes a net recoverable amount analysis for the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and, if appropriate, appraisals, is charged to operations in the period in which such impairment is determined by management.

When properties are classified by the Company as available for sale or discontinued operations, the carrying value is reduced, if necessary, to the estimated net realizable value. "Net realizable" value is determined based on discounted net projected cash flows of the assets and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers.

For real estate properties, depreciation is provided on a straight-line basis over the estimated useful lives of buildings, which typically range from 20 to 40 years.

Accounting estimates related to long-lived assets and the impairment assessments thereof, are subject to significant measurement uncertainty and are susceptible to change as such estimates require management to make forward-looking assumptions regarding cash flows and business operations. Any resulting impairment charge could have a material impact on the Company's results of operations and financial position. For details of the impairments taken in the years ended December 31, 2011, 2010 and 2009, refer to note 15 of the consolidated financial statements.

Stock-Based Compensation

Compensation expense for stock options is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested and its exercisability does not depend on continued service by the option holder. Compensation expense is recognized as general and administrative expenses, with a corresponding amount included in equity as contributed surplus. The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to Common Shares, along with the proceeds received on exercise. In the event that options are forfeited or cancelled prior to having vested, any previously recognized expense is reversed in the period of forfeiture or cancellation.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they

28 MI Developments Inc. 2011

involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide the only measure of the fair value of the Company's stock options.

The Company's restricted share unit plan is measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date. Compensation expense is recognized in general and administrative expenses with a corresponding amount included in equity as contributed surplus. The contributed surplus balance is reduced and credited to Common Shares as restricted share units are released under the plan.

For further details, refer to note 14 to the consolidated financial statements.

Revenue Recognition

Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Company's rental properties have been transferred to its tenants, the Company's leases are accounted for as direct financing leases. For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease, and the building is accounted for as either an operating lease or a direct financing lease, as appropriate.

The Business' leases (the "Leases") are net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and routine repairs and maintenance. Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. The amount by which the straight-line rental revenue differs from the rents collected in accordance with the lease agreements is recognized in deferred rent receivable.

The Business' classification of its leases as either operating leases or direct financing leases, and the resulting revenue recognition treatment, depends on estimates made by management. If these estimates are inaccurate, there is risk that revenues and income for a period may otherwise differ from reported amounts.

Income Taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized.

The Business conducts operations in a number of countries with varying statutory rates of taxation. Judgement is required in the estimation of income taxes, and future income tax assets and liabilities, in each of the Business' operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that future income tax assets will be realized and, based on all the available evidence, determining if a valuation allowance is required on all or a portion of such future income tax assets. The Business' effective tax rate can vary significantly quarter to quarter due to changes in (i) the proportion of income earned in each tax jurisdiction, (ii) current and future statutory rates of taxation,

MI Developments Inc. 2011 29

(iii) estimates of tax exposures, (iv) the assessment of whether it is more likely than not that future income tax assets will be realized and (v) the valuation allowances recorded on future tax assets. Management's estimates used in establishing the Company's tax provision are subject to uncertainty. Actual results may be materially different from such estimates.

RISKS AND UNCERTAINTIES

Investing in our Common Shares involves a high degree of risk. The occurrence of the following risk factors could have a material adverse effect on our business, financial condition, operating results and prospects. In addition, other risks and uncertainties that are not known to us or that we currently believe are not material, may also have a material adverse effect on our business, financial condition, operating results and prospects.

Substantially all of our revenue comes from payments that we receive under leases with Magna and its operating subsidiaries, so factors affecting Magna businesses will also affect us.

Although one element of our strategic plan is to diversify by significantly increasing the lease revenue that we derive from new tenants, as of December 31, 2011, all but 15 of our income-producing properties were leased to operating subsidiaries of Magna. For the year ended December 31, 2011, Magna and its wholly-owned subsidiaries and their respective operating units collectively represented approximately 97% of our annualized lease payments.

According to Magna's public disclosure, factors that could have an adverse or material adverse effect on the profitability, financial condition, and/or operations of Magna and its operating subsidiaries include:

•
The continuation of economic uncertainty, in particular uncertainty concerning the strength of the economic recovery in North America and impact of the current European "sovereign debt crisis";

•
Declines in automobile sales and production;

•
The bankruptcy of any of Magna's major customers;

•
A disruption in the supply of components as a result of a deterioration of the financial condition of one of Magna's critical suppliers or other reasons which result in Magna incurring irrecoverable costs;

•
Magna may not be able to compete as successfully as some of its competitors in certain product or geographic areas;

•
A reduction in outsourcing by Magna's customers or loss of material production or assembly programs, combined with a failure to secure sufficient alternative programs;

•
A shift away from technologies in which Magna is investing;

•
Termination or non-renewal of a production purchase order by a customer;

•
Significant costs associated with rationalization and downsizing of some of Magna's operations or other significant, non-recurring costs;

•
Magna's inability to diversify its sales;

•
Shifts in market shares among vehicles or shifts away from parts Magna produces;

•
Magna's exposure to risks related to conducting business in foreign countries;

•
Significant long-term fluctuations in relative currency values;

•
The continuation or intensification of pricing pressures and pressure to absorb additional costs;

•
Warranty and recall costs;

•
Magna's inability to mitigate its exposure to elevated commodities prices, as well as energy prices;

•
The electric vehicle industry is subject to a number of risks some of which could affect Magna's ability to recover its investment in its electric vehicle projects;

30 MI Developments Inc. 2011

•
Legal claims against Magna;

•
Work stoppages and other labour relations disputes;

•
Significant changes in laws and governmental regulations; and

•
Environmental laws and regulations.

For additional information on factors affecting the business of Magna and its operating subsidiaries, we encourage you to consult Magna's public disclosure. None of Magna's public disclosure however shall be deemed to be incorporated by reference into this MD&A.

The level of business we have received from Magna has declined and beyond our existing lease agreements, we have no agreement with Magna and its operating subsidiaries that it will continue to do business with us in the same manner as it has in the past or at all.

Although MID intends to fortify its relationship with Magna, the level of business MID has received from Magna has declined significantly over the past six years and we may experience a more permanent reduction in the amount of business that MID receives from Magna. Although our income-producing property portfolio decreased from 109 properties at the end of 2006 to 105 properties at December 31, 2011, our total leaseable area of approximately 27.9 million square feet has increased slightly since the end of 2006.

Although we intend to diversify by significantly increasing the lease revenue that we derive from new tenants, virtually all the historical growth of our rental portfolio has been dependent on our relationship with Magna and its operating subsidiaries as tenants of our income-producing properties and as the customers for our development projects. Additionally, the success of our strategic plan is expected to depend, in part, on our ability to fortify our relationship with Magna including selectively investing in Magna properties and opportunistically growing with Magna in new strategic locations. However, although we have acted as the developer, real estate advisor, property manager and owner of a significant number of the industrial facilities for Magna and its operating subsidiaries since our inception, we have no assurance that we will continue to do so. We will continue to compete for any future business from Magna and its operating subsidiaries with other independent third parties.

Magna's plant rationalization strategy may adversely affect our business.

Magna's publicly announced plant rationalization strategy currently includes 11 facilities under lease from the Company (two in Canada, seven in the United States and two in Germany) with an aggregate net book value of $33.1 million at December 31, 2011 after taking an impairment charge for one of the German properties. These 11 facilities represent 1.6 million square feet of leaseable area with annualized lease payments of approximately $6.4 million, or 3.6% of MID's annualized lease payments at December 31, 2011. The weighted average lease term to expiry (based on leaseable area) of these properties at December 31, 2011, disregarding renewal options, is approximately 3.7 years.

MID management expects that given Magna's publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may continue to rationalize facilities. Magna continues to be bound by the terms of any related lease agreements regardless of its plant rationalization strategy. However, given our stated objective to fortify the relationship with Magna, MID management is committed to work proactively with Magna's management to evaluate options that are financially viable for MID and provide Magna with the flexibility it requires to operate its automotive business.

Given the cyclical nature and related pressures in the automotive industry and Magna's current plant rationalization plan, we may not be able to do the same amount of business with Magna and its operating subsidiaries as we have done in the past. An adverse change in our business relationship with Magna could have a significant adverse effect on the growth and profitability of our business.

We may be unable to renew leases on favourable terms or find new tenants for vacant properties.

Our tenants have in the past determined, and may in the future determine, not to lease certain properties from us and not to renew certain leases on terms as favourable to us as our existing arrangements with them, or at all. We may be unable to lease a vacant property in our portfolio (including those vacated as part of Magna's

MI Developments Inc. 2011 31

plant rationalization strategy) on economically favourable terms, particularly properties that were designed and built with unique features or are located in secondary or rural markets.

In addition, we may not be able to renew an expiring lease or to find a new tenant for the property for which the lease has expired, in each case on terms at least as favourable as the expired lease or at all. Renewal options are generally based on changes in the CPI or prevailing market rates. Market rates may be lower at the time of the renewal options, and accordingly, leases may be renewed at lower levels of rent than are currently in place. Our tenants may fail to renew their leases if they need to relocate their operations as a result of changes in location of their customers' operations or if they choose to discontinue operations as a result of the loss of business.

Many factors will affect our ability to lease vacant properties, and we may incur significant costs in making property modifications, improvements or repairs required by a new tenant. In addition, we may incur substantial costs in protecting our investments in leased properties, particularly if we experience delays and limitations in enforcing our rights against defaulting tenants. Furthermore, if one of our tenants rejects or terminates a lease under the protection of bankruptcy, insolvency or similar laws, our cash flow could be materially adversely affected. The failure to maintain a significant number of our income-producing properties under lease would have a material adverse effect on our financial condition and operating results.

Our operating and net income and the value of our property portfolio depends on the credit and financial stability of our tenants.

We would be adversely affected if a significant number of tenants were to become unable to meet their obligations to us, or if we were unable to lease a significant amount of available space on economically favourable terms.

Additionally, the tenants for the majority of the properties in our rental portfolio are non-public subsidiaries of Magna International Inc., the public company, which does not guarantee the obligations of its subsidiaries under their leases with us. As a result, we may not have the contractual right to proceed directly against the public company in the event that one of these subsidiaries defaulted on its lease with us. We could be materially adversely affected if Magna or its operating subsidiaries became unable to meet their respective financial obligations under their leases, and if the public company was unwilling or unable to provide funds to such subsidiaries for the purpose of enabling them to meet such obligations.

The terms of our leases limit our ability to increase rents in response to market conditions, so we may receive rents at levels below current fair market values.

Leases representing 38% of our total leasable area as at December 31, 2011 expire in 2017. Our leases generally provide for periodic rent escalations based on specified percentage increases or a CPI adjustment, subject in some cases to a cap. As a result, the long-term nature of these leases limits our ability to increase rents contemporaneously with increases in market rates and may therefore limit our revenue growth and the market value of our income-producing property portfolio.

Environmental compliance costs and liabilities with respect to our real estate may adversely affect us.

Our tenants operate certain manufacturing facilities that use environmentally sensitive processes and hazardous materials. Under various federal, state, provincial and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in an affected property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate properly, may materially impair the value of our real property assets or adversely affect our ability to borrow by using such real property as collateral. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released asbestos-containing materials or other hazardous materials. As an owner of properties, we are subject to these potential liabilities.

32 MI Developments Inc. 2011

Capital and operating expenditures necessary to comply with environmental laws and regulations, to defend against claims of liability or to remediate contaminated property may have a material adverse effect on our results of operations and financial condition. To date, environmental laws and regulations have not had a material adverse effect on our operations or financial condition. However, changes in these government laws and regulations are ongoing and we may become subject to more stringent environmental standards as a result of changes to environmental laws and regulations, compliance with which may have a material adverse effect on our results of operations and financial condition. We cannot predict future costs that we may be required to incur to meet environmental obligations. A lack of effective baselines affects verification of whether an environmental condition was caused by a tenant or existed previously.

Moreover, environmental laws may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, limiting development or expansion of our property portfolio or requiring significant expenditures.

Our international operations expose us to additional risks that may materially adversely affect our business.

During 2011, 34% of our revenue was generated in Canada, 31% of our revenue was generated in Austria, 17% of our revenue was generated in the United States, 9% of our revenue was generated in Germany, 7% of our revenue was generated in Mexico and our remaining revenue was generated in four other countries. Operating in different regions and countries exposes us to political, economic, and other risks as well as multiple foreign regulatory requirements that are subject to change, including:

•
Economic downturns in countries or geographic regions where we have significant operations, particularly if the sovereign debt crisis that is currently affecting the European Union continues or intensifies over an extended period;

•
Economic tensions between governments and changes in international trade and investment policies;

•
Regulations restricting our ability to do business in certain countries;

•
Local regulatory compliance requirements;

•
Consequences from changes in tax laws including restrictions on the repatriation of funds; and

•
Political and economic instability, natural calamities, war, and terrorism.

The effects of these risks may, individually or in the aggregate, materially adversely affect our business.

We are subject to risks affecting the automotive parts industry.

Since Magna and its operating subsidiaries operate in the automotive parts industry, our business is, and for the foreseeable future will be, subject to conditions affecting the automotive industry generally. Although we intend to lease additional properties to tenants other than Magna and its operating subsidiaries, it is likely that our dependence on the automotive industry will continue to be significant.

Vehicle sales globally have shown steep declines on an annualized basis since their peak in January 2008. Many of the economic and market conditions that drove the drop in vehicle sales in North America and worldwide, including declines in real estate values, unemployment, tightened credit markets, depressed consumer confidence and weak housing markets, continue to affect sales. Recent concerns over levels of sovereign indebtedness have contributed to a renewed tightening of credit markets in many jurisdictions, including jurisdictions where we operate. Although vehicle sales have begun to recover in certain markets, the recovery in vehicle sales in certain markets, including North America, has been proceeding slowly and there is no assurance that this recovery in vehicle sales will continue or spread across other markets. Further, sales volumes may again decline severely or take longer to recover than we expect, and if they do, our results of operations and financial condition will be materially adversely affected. A decrease in the long-term profitability or viability of the automotive industry and the automotive parts sector in particular would have a material adverse impact on the financial condition of our tenants and could therefore adversely impact the value of our properties and our operating results.

MI Developments Inc. 2011 33

Our international investments are subject to foreign currency fluctuations, which could reduce our revenues and increase our costs, and any future hedging transactions may limit our gains or result in losses for us.

A substantial majority of our current property portfolio is located outside of the United States and generates lease payments that are not denominated in U.S. dollars. Since we currently report our financial results in U.S. dollars and do not currently hedge our non-U.S. dollar rental revenues, we are subject to foreign currency fluctuations that could, from time to time, have an adverse impact on our financial position or operating results.

From time to time, we may attempt to minimize or hedge our exposure to the impact that changes in foreign currency rates or interest rates may have on our revenue and liabilities through the use of derivative financial instruments. The use of derivative financial instruments, including forwards, futures, swaps and options, in our risk management strategy carries certain risks, including the risk that losses on a hedge position will reduce our profits and the cash available for development projects or dividends. A hedge may not be effective in eliminating all the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives.

We are subject to competition for the acquisition of new properties and we may not compete successfully, which would limit our ability to invest in and develop new properties.

We compete for suitable real estate investments with many other parties, including real estate investment trusts, pension funds, insurance companies, private investors and other investors (both Canadian and foreign), which are currently seeking, or which may seek in the future, real estate investments similar to those desired by us. Some of our competitors may have greater financial and operational resources, or lower required return thresholds, than we do. Accordingly, we may not be able to compete successfully for these investments. Increased competition for real estate investments resulting, for example, from increases in the availability of investment funds or reductions in financing costs would tend to increase purchase prices and reduce the yields from the investments.

Real estate investments are subject to numerous risks that could adversely affect our operating results, many of which are beyond our control.

Because we own, lease and develop real property, we are subject to the risks generally incident to investments in real property. The investment returns available from investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred. We may experience delays and incur substantial costs in enforcing our rights as lessor under defaulted leases, including costs associated with being unable to rent unleased properties to new tenants on a timely basis or with making improvements or repairs required by a new tenant.

In addition, a variety of other factors outside of our control affect income from properties and real estate values, including environmental laws and other governmental regulations, real estate, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing environmental, real estate, zoning or tax laws can make it more expensive or time consuming to develop real property or expand, modify or renovate existing structures. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. In addition, real estate investments are often difficult to sell quickly. Similarly, if financing becomes less available, it becomes more difficult both to acquire and to sell real property. Moreover, governments can, under eminent domain laws, take real property. Sometimes this taking is for less compensation than the owner believes the property is worth.

Real estate development is subject to timing, budgeting and other risks that could adversely affect our operating results.

We intend to develop properties as suitable opportunities arise, taking into consideration the general economic climate. Real estate development has a number of risks, including risks associated with:

•
the potential insolvency of a third party developer (where we are not the developer);

34 MI Developments Inc. 2011

•
a third party developer's failure to use advanced funds in payment of construction costs;

•
construction delays or cost overruns that may increase project costs;

•
receipt of zoning, occupancy and other required governmental permits and authorizations;

•
development costs incurred for projects that are not pursued to completion;

•
natural disasters, such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

•
increases in interest rates during the period of the development;

•
ability to raise capital; and

•
governmental restrictions on the nature or size of a project.

Our development projects may not be completed on time or within budget, and there may be no market for the new use after we have completed development, either of which could adversely affect our operating results.

Real property investments are relatively illiquid and are subject to volatile valuations that could result in significant impairment charges.

Real estate investments are relatively illiquid. This will tend to limit our ability to adjust or adapt our portfolio promptly in response to changing economic or investment conditions. If for whatever reason, liquidation of assets is required, there is a significant risk that we would realize sale proceeds of less than the current book value of our real estate investments.

We have recorded impairment charges related to long-lived assets in recent years as a result of Magna's plant rationalization program and other factors discussed above. If any of the risks outlined in this Risk and Uncertainties section materialize, any resulting impairment could have a material adverse affect on our profitability.

Additionally, many of our significant leases provide our tenants with rights of first refusal, which may adversely affect the marketability and market value of our income-producing property portfolio. These rights of first refusal may deter third parties from incurring the time and expense that would be necessary for them to bid on our properties in the event that we desire to sell those properties. Accordingly, these rights of first refusal may adversely affect our ability to sell our properties or the prices that we receive for them upon any sale.

We may not be able to pay dividends at our current rate or at all.

Although our current dividend policy is to pay a quarterly dividend at the rate of $0.50 per common share to reflect a targeted annualized dividend of $2.00 per common share, with the quarterly dividend rate being set and approved by our board of directors having regard to our financial resources, cash requirements and other relevant factors, the declaration of dividends is at the discretion of our board of directors, and we cannot assure you that we will actually pay dividends at the rate we currently expect, particularly if our business or cash flows are materially adversely affected by one or more of the risks described elsewhere in this section, or if our board of directors determines that it is in the best interests of the Company to change our current dividend policy.

We may be unable to successfully implement our strategic plan, or may fail to realize benefits which are currently targeted to result from the implementation of that plan.

The objectives of the strategic plan are subject to known and unknown risks, uncertainties and other unpredictable factors which, in addition to those discussed in this document, include: adverse changes to foreign or domestic tax or other laws; our inability to develop a suitable structure for the REIT conversion; changes in economic, market and competitive conditions and other risks that may adversely affect our ability to fortify and grow our relationship with Magna, expand and diversify our lease portfolio, increase our leverage, and reduce general and administrative costs.

MI Developments Inc. 2011 35

We may not be able to convert to a REIT.

The timing or completion of the conversion of MID to a REIT cannot be predicted with certainty, and there can be no assurance at this time that all required or desirable approvals and consents to effect a conversion will be obtained in a timely manner or at all. The implementation of a conversion to a REIT may result in a taxable disposition of their MID shares to at least some of MID's shareholders, as well as in the incurring of material Canadian or foreign tax and other transaction costs to MID; and there is a possibility that the Board of Directors may determine that potential benefits of a conversion of MID to a REIT do not justify potential costs of the conversion or of on-going issues, risks or costs that might result from such conversion. In particular, any challenge by the Canada Revenue Agency to the continued availability of capital losses which MID realized in 2011 could result in MID being found to have realized material capital gains tax on implementation of the conversion. In addition, the conversion potentially might be delayed by the Board of Directors until such time as a majority of MID's shareholders are resident in Canada in light of Canadian income tax risks that may arise if a majority of the unitholders of a Canadian REIT are non-residents.

We may be unable to obtain necessary future financing.

Our access to third-party financing will be subject to a number of factors, including general market conditions; our credit rating; the market's perception of our stability and growth potential; and our current and future cash flow and earnings. There is no assurance that capital will be available when needed or on favourable terms. Our failure to access required capital on acceptable terms could adversely affect our investments, cash flows, operating results or financial condition. Additionally, as a result of global economic volatility, we may have restricted access to capital and increased borrowing costs. The lending capacity of all financial institutions has diminished and risk premiums have increased independent of our business and asset base. As future acquisitions and capital expenditures will be financed out of cash generated from operations, borrowings and possible future debt or equity security issuances, our ability to do so is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the real estate sector and automotive industry and in our securities in particular.

To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to make acquisitions and capital investments and maintain existing assets may be impaired, and our assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result.

We may face unexpected risks relating to acquisitions.

In implementing our strategic plan, we expect to acquire new properties and may also acquire going-concern businesses. Integrating acquired properties and businesses involve a number of risks that could materially and adversely affect our business, including:

•
failure of the acquired properties or businesses to achieve expected investment results;

•
risks relating to the integration of the acquired properties or businesses and the retention and integration of key personnel relating to the acquired properties or businesses;

•
the risk that acquisitions may require substantial financial resources that otherwise could be used in the development of other aspects of our business; and

•
the risk that major tenants or clients of the acquired properties or businesses may not be retained following the acquisition of such properties or businesses.

Furthermore, the properties and businesses acquired many have undisclosed liabilities for which we may not be entitled to any recourse against the vendor, and any contractual, legal, insurance or other remedies may be insufficient. The discovery of any material liabilities subsequent to the closing of the acquisition for any property or business could have a material adverse effect on our cash flows, financial condition and results of operations.

36 MI Developments Inc. 2011

We may incur significant capital expenditures and other fixed costs.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made throughout the period of ownership of real property, regardless of whether the property is producing sufficient income to pay such expenses. This may include expenditures to fulfill mandatory requirements for energy efficiency. In order to retain desirable rentable space and to generate adequate revenue over the long term, we must maintain or, in some cases, improve each property's condition to meet market demand.

Maintaining a rental property in accordance with market standards over its useful life can entail costs, which we may not be able to pass on to our tenants; such costs may include: a new roof, paved areas or structural repair. Numerous factors, including the age of the relevant building structure, the material and substances used at the time of construction or currently unknown building code violations, could result in substantial unbudgeted costs for refurbishment or modernization. If the actual costs of maintaining or upgrading a property exceed our estimates, or if hidden defects are discovered during maintenance or upgrading, which are not covered by insurance or contractual warranties, or if we are not permitted to raise the rents due to legal constraints, we will incur additional and unexpected costs. If competing properties of a similar type are built in the area where one of our properties is located or similar properties located in the vicinity of one of our properties are substantially refurbished, the net operating income derived from, and the value of, such property could be reduced.

Any failure by us to undertake appropriate maintenance and refurbishment work in response to the factors described above could adversely affect the rental income we earn from such properties.

Potential losses to our properties may not be covered by insurance or may exceed our policy coverage limits.

We do not carry insurance for generally uninsured losses, such as losses from riots, war, or terrorist attacks.

If we experience a loss which is uninsured or which exceeds our policy coverage limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, the recent disruption in the financial markets makes it more difficult to evaluate the stability and net assets or capitalization of insurance companies, and any insurer's ability to meet its claim payment obligations. A failure of an insurance company to make payments to us upon an event of loss covered by an insurance policy could have a material adverse effect on our business and financial condition.

Because we are involved in litigation from time to time and are subject to numerous laws and governmental regulations, we could incur substantial judgments, fines, legal fees and other costs.

We are sometimes the subject of complaints or litigation from tenants, employees or other third parties for various actions. The damages sought against us in these litigation claims can be substantial. If one or more of the claims were to greatly exceed our liability insurance coverage limits or if our insurance policies do not cover a claim, this could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, we are subject to numerous federal, provincial and local laws and governmental regulations relating to environmental protections, product quality standards, and building and zoning requirements. If we fail to comply with existing or future laws or regulations, we may be subject to governmental or judicial fines or sanctions, while incurring substantial legal fees and costs. In addition, our capital expenses could increase due to remediation measures that may be required if we are found to be noncompliant with any existing or future laws or regulations.

MI Developments Inc. 2011 37

SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA

Refer to note 1 of the consolidated financial statements for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per share information)

Years Ended and As at December 31,	2011	2010	2009
Revenue:
Real Estate Business(1)
Rental Revenue	$182,949	$172,070	$170,286
Interest and other income from MEC	—	1,824	43,469

	$182,949	$173,894	$213,755

Income (loss) from continuing operations attributable to MID:
Real Estate Business(1)(2)	$59,196	$66,541	$(43,632)

Net income (loss) attributable to MID:
Real Estate Business(1)(2)	$59,196	$66,541	$(43,632)
Discontinued operations(1)	96,601	(119,245)	1,343

	$155,797	$(52,704)	$(42,289)

Cash dividends declared per share	$0.80	$0.50	$0.60

Basic and diluted earnings (loss) per share from continuing operations	$1.26	$1.42	$(0.93)

Basic and diluted earnings (loss) per share	$3.32	$(1.13)	$(0.91)

Total Assets:
Real Estate Business	$1,224,593	$1,285,329	$1,918,151

Total Debt:
Real Estate Business	$258,836	$279,637	$253,204

38 MI Developments Inc. 2011

Year Ended December 31, 2011	Mar 31	Jun 30	Sep 30	Dec 31	Total
Revenue:
Real Estate Business(1)
Rental Revenue	$44,867	$46,361	$46,411	$45,310	$182,949

Income from continuing operations attributable to MID:
Real Estate Business(1)(2)	$12,836	$27,292	$15,524	$3,544	$59,196

Net income attributable to MID:
Real Estate Business(1)(2)	$12,836	$27,292	$15,524	$3,544	$59,196
Discontinued operations(1)	10,885	85,716	—	—	96,601

	$23,721	$113,008	$15,524	$3,544	$155,797

Basic and diluted earnings per share
from continuing operations	$0.27	$0.58	$0.33	$0.08	$1.26

Basic and diluted earnings per share	$0.51	$2.40	$0.33	$0.08	$3.32

FFO:
Real Estate Business(2)	$23,432	$38,207	$26,368	$14,259	$102,266

FFO per share:
Real Estate Business(2)	$0.51	$0.81	$0.56	$0.30	$2.18

Diluted shares outstanding	46,947	47,165	46,862	46,883	46,970

Year Ended December 31, 2010	Mar 31	Jun 30	Sep 30	Dec 31	Total
Revenue:
Real Estate Business(1)
Rental Revenue	$43,607	$42,281	$42,595	$43,587	$172,070
Interest and other income from MEC	784	1,040	—	—	1,824

	$44,391	$43,321	$42,595	$43,587	$173,894

Income (loss) from continuing operations attributable to MID:
Real Estate Business(1)(2)	$15,287	$38,472	$13,894	$(1,112)	$66,541

Net income (loss) attributable to MID:
Real Estate Business(1)(2)	$15,287	$38,472	$13,894	$(1,112)	$66,541
Discontinued operations(1)	(158)	(6,472)	(24,419)	(88,196)	(119,245)

	$15,129	$32,000	$(10,525)	$(89,308)	$(52,704)

Basic and diluted earnings (loss) per share
from continuing operations	$0.32	$0.82	$0.30	$(0.02)	$1.42

Basic and diluted earnings (loss) per share	$0.32	$0.68	$(0.22)	$(1.91)	$(1.13)

FFO:
Real Estate Business(2)	$25,720	$48,587	$24,052	$9,363	$107,722

FFO per share:
Real Estate Business(2)	$0.55	$1.04	$0.52	$0.20	$2.31

Diluted shares outstanding	46,708	46,708	46,708	46,708	46,708

MI Developments Inc. 2011 39

(1)
As a result of the Arrangement, the results of operations of the Arrangement Transferred Assets & Business have been presented as discontinued operations for all periods presented. The Racing & Gaming Business results of operations are included in the Company's consolidated results of operations subsequent to the effective date of the Plan of April 30, 2010 (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization"). For the third and fourth quarters of 2011, the Company's results of operations were not impacted by the Arrangement Transferred Assets & Business as they were transferred to the Stronach Shareholder effective June 30, 2011. The results of MEC's operations up to the Petition Date in the year ended December 31, 2009 have also been presented as discontinued operations.

(2)
The Business' results for 2011 include (i) $6.0 million and $2.4 million ($6.0 million and $1.9 million net of income taxes) in the first and second quarters respectively, of advisory and other costs primarily incurred in connection with the Arrangement (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement") and the settlement of an outstanding litigation, (ii) $2.8 million ($1.7 million net of income taxes) in the second quarter relating to a write-down of an income producing commercial office building, (iii) $13.3 million in income tax recovery relating to an internal amalgamation completed in 2010 that was set aside and cancelled during the second quarter, (iv) $5.6 million ($4.0 million net of income taxes) and $1.6 million ($1.1 million net of income taxes) in the third and fourth quarters respectively relating to employee termination costs and (v) a write-down of $16.3 million ($13.0 million net of income taxes) relating to two income producing properties in Austria and Germany in the fourth quarter.

The Real Estate Business' results for 2010 include (i) $4.5 million, $3.4 million, $0.8 million and $0.7 million ($4.5 million, $3.4 million, $0.8 million and $0.7 million net of income taxes) in the first, second, third and fourth quarters respectively, of advisory and other costs primarily incurred in connection with MID's involvement in the Debtors' Chapter 11 process (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization"), (ii) $10.0 million ($10.0 million net of income taxes) in the second quarter of a recovery of the impairment provision related to loans receivable from MEC, (iii) $20.3 million ($20.3 million net of income taxes) in the second quarter of a purchase price consideration adjustment related to the MEC Transferred Assets, (iv) $1.9 million ($1.2 million net of income taxes) relating to a lease termination fee in the second quarter and (v) $12.7 million in the fourth quarter of income tax expense relating to an internal reorganization completed in 2010. The purchase price consideration adjustment of $18.7 million and $2.3 million incurred in the third and fourth quarters of 2010 respectively, partially offset with a $0.7 million purchase price consideration adjustment incurred in the first quarter of 2011 has been retrospectively adjusted to the second quarter of 2010 as certain of the fair values of the MEC Transferred Assets were accounted for in accordance with Accounting Standards Codification 805, "Business Combinations", ("ASC 805"). These fair values were preliminary in nature and subject to change in future reporting periods. Such changes in estimates are accounted for on a retrospective basis as at the acquisition date.

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. In particular, this MD&A contains forward-looking statements regarding a proposed conversion to a REIT, the proposed fortification and growth of MID's relationship with Magna, the proposed expansion and diversification of MID's lease portfolio, and expected increases in leverage. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, MID cautions that the timing or completion of the REIT conversion process cannot be predicted with certainty, and there can be no assurance at this time that all required or desirable approvals and consents to effect a conversion will be obtained in a timely manner or at all. There can also be no assurance that the proposed fortification and growth of MID's relationship with Magna, the proposed expansion and diversification of MID's lease portfolio, and expected increases in leverage can be achieved in a timely manner, or at all. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to: the risk of changes to tax or other laws that may adversely

40 MI Developments Inc. 2011

affect the REIT conversion; the inability of MID to develop a suitable structure for the REIT conversion; the inability to obtain all required consents and approvals for the REIT conversion; economic, market and competitive conditions and other risks that may adversely affect MID's ability to fortify and grow its relationship with Magna, expand and diversify its lease portfolio and increase its leverage; and the risks set forth in the "Risks and Uncertainties" section in this MD&A which investors are strongly advised to review. The "Risks and Uncertainties" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

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